SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F       x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No    x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·
Naspers Trading statement,
dated November 17, 2006

Naspers Limited

(Incorporated in the Republic of South Africa)
(Reg. No 1925/001431/06)
Share Code: NPN IZIN: ZAE000015889
(“Naspers”)

Trading Statement
The Naspers group is presently finalising its interim report for the six months ended 30
September 2006. Shareholders are advised that the group continues to experience favourable trading conditions in most of the markets in which it operates. This is reflected in operating performance which remains broadly positive.
However, International Financial Reporting Standards (IFRS), which the group adopted on 1
April 2004, creates volatility in reported earnings, particularly as it relates to foreign currency translations and fair value accounting.
As a consequence, it is anticipated that accounting charges arising in the period under review and flowing from the application of IFRS, will result in earnings per share for the six months ended 30 September being between 15% and 25% lower compared to the prior period’s restated earnings per share of 370 cents.
In contrast, headline earnings per share for the period are expected to be between 15% and
25% higher compared to the prior period’s restated headline earnings per share of 361 cents.

As previously outlined, core headline earnings is, in the view of your board, the appropriate measure of the sustainable operating performance of the group as it adjusts for non-recurring and non-operational items. We refer shareholders to our annual financial statements and to the website
www.naspers.com
for an analysis of historic headline and core headline earnings.
Given the generally positive environment in most of our key markets, we expect core headline earnings per share to be between 35% and 45% higher than the restated comparable period core headline earnings per share of 323 cents.
Further details will be provided in the interim report, due to be released on or about 28
November 2006. The financial information on which this trading statement is based has not been reviewed or reported on by the company’s auditors.
Cape Town
17 November 2006
Sponsor: Investec Bank Limited

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 17, 2006 by
Name: Stephan J. Z. Pacak
Title: Director